FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Scrutinizer’s report

OTHER NEWS

Subject- Twenty-first Annual General Meeting of the Bank held on June 29, 2015.

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Twenty-first Annual General Meeting (AGM) of ICICI Bank Limited was held on June 29, 2015 at 12:00 noon at the Sir Sayajirao Nagargruh Auditorium, Vadodara Mahanagar Seva Sadan, Akota, Vadodara.

Pursuant to Section 108 of the Companies Act 2013 (Act) read with Rule 20 of the Companies (Management and Administration) Amendment Rules, 2015 (Rules), all the Members of the Bank holding shares as on the cut-off date i.e. June 22, 2015, were given the opportunity to exercise their right to vote on the resolutions set out in the Notice of AGM through remote electronic voting (remote e-voting) during the period commencing from June 26, 2015 9.00 a.m. to June 28, 2015, 5.00 p.m.

In line with the said Rules, the Bank had also provided e-voting facility to the Members of the Bank who attended the AGM and were holding shares as on the cut-off date i.e. June 22, 2015, who had not already cast their vote through remote e-voting. The Rules also provide that subject to receipt of sufficient votes, the resolution shall be deemed to be passed on the date of the relevant general meeting of members.

All the resolutions contained in the Notice of the above AGM were approved by an overwhelming majority of shareholders through e-voting and accordingly all the resolutions are declared to be passed on June 29, 2015 which is the date of the AGM. We enclose the Srutinizer’s report through which the voting results were announced to the Indian stock exchanges.

Please take the above on record.

ICICI BANK LIMITED

Registered Office: Landmark, Race Course Circle, Vadodara 390 007.

CONSOLIDATED SCRUTINIZER’S REPORT

ON

THE E-VOTING (INCLUDING REMOTE ELECTRONIC VOTING AND

ELECTRONIC VOTING AT THE VENUE OF THE 21ST ANNUAL

GENERAL MEETING) OF ICICI BANK LIMITED, HELD ON MONDAY,

JUNE 29, 2015.

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101.Tel: 022-28549355

Branch Office: D-003, Gr. Flr, Indraprasta, Poonam Vihar, Mira Road (E) Thane 401107.

Tel: 022-28125781; Mob: 09820465195 ; E-mail: alwyn.co@gmail.com

Report of the Scrutinizer

[Pursuant to Section 108 of the Companies Act, 2013 and Companies (Management and Administration) Rules 2014 as amended]

To,

The Chairman

of 21st Annual General Meeting of the Equity Shareholders of ICICI Bank Limited held on Monday June 29, 2015 at 12.00 noon at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020.

Dear Sir,

I, Alwyn D’souza of M/S Alwyn D’souza & Co., Company Secretaries, Mumbai, appointed by the Board of Directors of ICICI Bank Limited ( “the Company”) as the Scrutinizer for the purpose of scrutinizing the remote electronic voting process under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Amendment Rules, 2015 as well as the electronic voting process provided at the venue of the Annual General Meeting (hereinafter referred to as “the E-Voting”) on the resolutions contained in the Notice calling the 21st Annual General Meeting of the Company held on Monday June 29, 2015 at 12.00 Noon at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020, submit report as under:

a)	The Compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to E-Voting (which includes remote e-voting and the the electronic voting provided at the venue) by the shareholders on the resolutions proposed in the Notice calling the 21st Annual General Meeting of the Company is the responsibility of the management. My responsibility as a scrutinizer is to ensure that the voting process is conducted in a fair and transparent manner, and render a consolidated scrutinizer’s report on the voting to the chairman on the resolutions based on the reports generated from the electronic voting system by the National Securities Depository Limited (NSDL).

b)	The remote e-voting was concluded on June 28, 2015 at 5.00 p.m.

c)	At the 21st Annual General Meeting of the Company held on June 29, 2015, the Chairman at the end of the discussions on the resolution(s) announced the electronic voting (e-voting) process to facilitate the members present in the meeting who could not participate in the remote e-voting to record their votes.

d)	I have issued a separate scrutinizer’s report dated June 29, 2015 on the remote e-voting and e-voting at the venue of the meeting and I hereby submit a consolidated scrutinizer’s report pursuant to rule 20 (4) (xii) on the resolutions contained in the Notice of the aforesaid 21st Annual General Meeting.

e)	The shareholders holding equity shares as on the “cut-off date” i.e. June 22, 2015 were entitled to vote on the resolutions proposed in the Notice calling the 21st Annual General Meeting of the Company. Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank up to 10% of the total voting rights of all shareholders. Accordingly, although the holding by Deutsche Bank Trust Company Americas (Depositary to the ADS holders) was 1,684,406,496 equity shares of face value Rs 2/- each which formed 29.02% of the total equity shares (5,804,014,135 equity shares of Rs 2/- each) as on the cut-off date (i.e. June 22, 2015), for the purpose of votes only 580,401,413 equity shares forming 10% of the total equity shares has been taken into account to determine the votes cast through e-Voting.

f)	The consolidated result of the remote e-voting together with that of e-voting at the venue of the meeting is as under

1.	RESOLUTION NO.1 AS AN ORDINARY RESOLUTION:

To receive, consider and adopt the financial statements for the financial year ended March 31, 2015 together with the Reports of the Directors and the Auditors.

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
2,587	3,350,593,934	99.999

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
33	9,459	0.001

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

2. RESOLUTION NO.2 AS AN ORDINARY RESOLUTION:

To declare dividend on preference shares.

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
2,479	3,350,800,216	99.999

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
140	40,121	0.001

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

3.	RESOLUTION NO.3 AS A ORDINARY RESOLUTION:

To declare dividend on equity shares.

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
2,615	3,350,861,862	100.000

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
8	553	0.000

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

4.	RESOLUTION NO.4 AS AN ORDINARY RESOLUTION:

To appoint a director in place of Mr. N. S. Kannan (DIN: 00066009), who retires by rotation and, being eligible, offers himself for re-appointment.

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
2,422	3,315,786,591	98.967

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
177	34,622,556	1.033

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

5.	RESOLUTION NO.5 AS AN ORDINARY RESOLUTION:

Ratification of the appointment of M/S B S R & Co. LLP, Chartered Accountants (registration No. 101248W) as statutory auditors of the Company

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
2,478	3,215,053,911	96.610

(ii) Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
95	112,825,489	3.390

(iii) Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

6. RESOLUTION NO.6 AS AN ORDINARY RESOLUTION:

Appointment of Branch Auditors pursuant to the provisions of Section 143 (8) and other applicable provisions, if any, of the Companies Act, 2013

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
2,519	3,266,087,644	97.475

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
91	84,619,551	2.525

(iii) Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil
7.	RESOLUTION NO.7 AS SPECIAL RESOLUTION:

Authority to the Board of Directors to borrow in the form of securities including bonds and non-convertible debentures on a private placement basis

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
2,448	3,338,940,758	99.650

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
163	11,728,533	0.350

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

Based on the foregoing, the Resolution No.(s) 1 to 7 shall be deemed to have been passed with the requisite majority.

All the relevant records of E-Voting is under my safe custody until the Chairman considers, approves and signs the Minutes of the 21st Annual General Meeting and the same shall be handed over thereafter to the Chairman or the Company Secretary for safe keeping.

Thanking you,

Sincerely,

_____________________

Alwyn D’souza

F.C.S No.5559,

Certificate of Practice No.5137

Practising Company Secretary

Place : Mumbai

Date : 29.06.2015

Countersigned by :

For ICICI Bank Limited

Shanthi Venkateshan

Deputy General Manager.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 30, 2015	By	/s/ P. Sanker
			Name :	P. Sanker

			Title :	Senior General Manager
(Legal) & Company Secretary